Via Facsimile and U.S. Mail
Mail Stop 6010
								October 12, 2005

Mr. Weidong Yin
President, Chief Executive Officer and Director
Sinovac Biotech Ltd.
39 Shangdi Xi Road
Haidian District
Beijing, P.R.C.  100085

Re:	Sinovac Biotech Ltd.
	Form 20-F/A for Fiscal Year Ended December 31, 2004
	Filed September 21, 2005
      File No. 1-32371

Dear Mr. Yin:

      We have reviewed your amendment and response letter dated September 21, 2005 to our comment letter dated September 12, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Amendment No. 2 for the year ended December 31, 2004

Item 17: Financial Statements, page 69

Consolidated Statements of Operations, page 74

1. We acknowledge your response to our previous comment four.
Please
revise your interest and financing expenses to reflect all amounts presented as negative numbers. It appears that the amount for 2002 is properly reflected as a negative number, but your 2003 and 2004 amounts appear as positive numbers.

Note 1: Nature of Business, page 76

2. We acknowledge your responses to our previous comments six and seven. The financial statements you present related to the periods before the reverse acquisition transaction reflect the entire operating results of Sinovac Beijing, yet reflect only the shares related to the majority interest, the 10,000,000 shares, after the transaction. As a result, please address the following:
a. As requested in our previous comment six, please revise your statements of stockholders` equity and your footnote disclosure to reflect the equivalent of all restated shares of Sinovac Beijing, or
19,607,843 shares, outstanding immediately before the reverse acquisition transaction.
b. In conjunction with the reverse acquisition transaction, please reflect an effective spin-off of the 9,607,843 shares that represent the minority interest created in the transaction.
c. As requested in our previous comment seven, please revise your loss per share for 2002 through the reverse acquisition transaction in 2003 to reflect weighted average shares outstanding for the Sinovac Beijing shares on a 100% basis rather than a 51% basis, and from the reverse acquisition date through December 31, 2003 to reflect the effective spin-off of the minority interest in conjunction with the transaction. Please provide us with your revised 2002 and 2003 weighted-average share computations.

Note 7: Licenses and Permits, page 84

3. Please file your email correspondence dated September 28, 2005 and
October 3, 2005 on EDGAR under the form type label CORRESP.

4. It appears that the ultimate value of any pharmaceutical in China is dependent upon the receipt of all four regulatory approvals from the SFDA. We also acknowledge from your email correspondence dated
October 3, 2005 that the receipt of a new drug certificate, the second of the four regulatory approvals, appears to be representative of an asset under CON 6 and have separate economic value under paragraph 11c of SFAS 2 as it may be sold or licensed. However, we do not believe that the receipt of the approval to commence clinical trials, the first of the four regulatory approvals, for any individual condition is indicative of an alternative future use under paragraph 11c of SFAS 2. As the only approval received on the dates you acquired the Hepatitis A&B and Influenza vaccines was the approval to conduct clinical trials, we believe these transactions represent the purchase of in-process research and development. Unless you can demonstrate to us that these projects had alternative future uses in research and development projects or otherwise, please revise your financial statements and disclosure throughout your documents to charge the purchase prices of your Hepatitis A&B and Influenza vaccines to research and development expenses upon acquisition.


5. We acknowledge your response regarding the Hepatitis A vaccine in both your September 28, 2005 and October 3, 2005 email correspondence and in your response to our previous comment nine related to your Hepatitis A&B and Influenza vaccines. We continue to have concerns about your delay in beginning to amortize your licenses and permits until production commenced. It appears that separate economic value existed upon the acquisition of your Hepatitis A vaccine as the new drug certificate was already issued. Also it appears that the construction of the manufacturing facility caused the delay in the issuance of the production license and the GMP certificate.
Please
tell us in detail the timing of the events surrounding the remaining approvals for the Hepatitis A vaccine. In your response, please indicate the steps you took and the costs incurred to obtain the production license and the GMP certificate and the uncertainties surrounding ultimate approval. Please elaborate on why it took over two years from the receipt of the new drug certificate to receive the production license when , in your October 3, 2005 email correspondence, you indicate that obtaining a production license is straightforward. Please assess the probability of whether the receipt of a production license is likely to occur after receiving the new drug certificate and the basis for your assessment. Also in your response, please specifically indicate whether you could have received the production license and GMP certificates sooner if, for example, you engaged a contract manufacturer to produce the vaccine.
Please tell us whether the delays in receiving the production license and the GMP certificate were solely related to the decision to build your own manufacturing facility.

Note 9:  Income Taxes, page 88

6. Consistent with your response to our previous comment 10, please revise your disclosure to specifically discuss the facts and circumstance that occurred in 2004 that resulted in management concluding that a 100% valuation allowance was not needed. In your disclosure, please indicate that you anticipate future taxable income for Sinovac Beijing and the nature of your available tax planning strategies. In addition, please consider expanding Item 5 of your Form 20-F to disclose deferred income tax valuation allowance as a critical accounting estimate.

      As appropriate, please amend your Form 20-F for the year ended
December 31, 2004 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant


cc:	Mr. Michael T. Shannon, Esq.
	Devlin & Jensen

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Mr. Weidong Yin
Sinovac Biotech Ltd.
October 12, 2005
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